UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into  the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

May 6, 2020 – Atlantica Yield plc (“Atlantica” or “the Company”) today announced that at the Annual General Meeting (“AGM”) held on May 5, 2020 the preliminary Inspector of Election Report shows that a majority of the votes were against resolutions 4 to 7 in which four directors were standing for re-election. At a meeting of Atlantica’s board of directors (the “Board”) held after the AGM, the following individuals were, in accordance with Atlantica’s Articles of Association, appointed as directors of Atlantica to serve on the Board until Atlantica’s next annual general meeting of shareholders: William Aziz, Debora Del Favero, Brenda Eprile, Michael Forsayeth and Michael Woollcombe. These new directors join continuing Atlantica directors Arun Banskota, Chris Jarratt and Santiago Seage on the Board.

The Board is now comprised of eight highly skilled directors with deep and diverse experience and expertise, of which 25% are women. Collectively, the Board brings together years of knowledge and experience within all areas of the skills matrix desirable and diversity to ensure leading Board governance at Atlantica. The Board is committed to ensuring that Atlantica benefits from strong corporate governance and effective Board oversight and doing what is in the best interests of Atlantica and all of its shareholders.

Santiago Seage, Atlantica’s Chief Executive Officer, stated, “I very much look forward to working closely with the Board as we continue to execute on Atlantica’s strategic plans for the benefit of Atlantica and all our shareholders going forward.”

Michael Woollcombe, who has been appointed Interim Chair of the Board, stated, “Atlantica thanks its outgoing directors. Board renewal is an essential part of ensuring a vibrant and effective governance system. Atlantica’s Board today will best serve the interests of Atlantica and all its shareholders going forward. We look forward to working closely and collaboratively with our Chief Executive Officer, Santiago Seage, and the rest of Atlantica’s senior management team as they continue to create value for Atlantica and all its shareholders.”

The results of the AGM will be made available in due course.

Details regarding each of the directors of Atlantica now comprising the Board are set forth below:

William Aziz is the President and Chief Executive Officer of BlueTree Advisors Inc., a private management advisory firm focused on improving the performance of global client companies by providing expertise to manage operational, financial and organizational challenges.  Mr. Aziz is a director and Chair of the Audit Committee of TSX-listed Maple Leaf Foods Inc. and a member of the Advisory Board for Fengate Real Assets. From 2009 to 2019, Mr. Aziz was a Director of the Cdn. $100 billion Ontario Municipal Employees’ Retirement System, where he was Chair of its Investment Committee and a member of its Human Resources Committee. Mr. Aziz has served as a director of a number of publicly-traded companies. Mr. Aziz is a graduate of the Ivey School of Business at Western University in Honors Business Administration and is a Chartered Professional Accountant. Mr. Aziz has also completed the Institute of Corporate Directors Governance College at the Rotman School of Business, University of Toronto and holds the ICD.D designation and is a member of the Insolvency Institute of Canada.

Arun Banskota is the President of Algonquin Power & Utilities Corp. (“Algonquin”) and its incoming Chief Executive Officer.  Prior to joining Algonquin in February 2020, Mr. Banskota had 30 years of progressively senior roles with a combination of experience in renewable energy development, construction, financing, and operations, P&L management of multiple large business units and three start-ups in the clean-tech space. In his role as Managing Director, Global Power, with El Paso Corporation, Mr. Banskota had P&L responsibility for a 6,500 MW global portfolio of 32 power plants, project development and approximately 10,000 employees. He was also on the leadership team for a large-scale solar power company and has successfully managed project development and financing for solar, wind, and natural gas projects. Mr. Banskota also served as President and CEO of EVGo, a high growth start-up division of NRG created to build scale and presence in the emerging electrical vehicle sector. In his most recent role as Vice President, Data Center Global Services and Energy Team at Amazon.com, Mr. Banskota was responsible for the planning, engineering, and delivery of global datacenter capacity for Amazon Web Services, an extremely high growth global market-leader of cloud services.  Mr. Banskota holds a Masters of Arts from the University of Denver, and a Master of Business Administration from the University of Chicago.

Debora Del Favero is a senior executive with deep international mergers and acquisition and corporate finance experience including in the renewables sector.  She is a Co-Founder of CMC Capital Limited, a U.K.-based corporate finance advisory boutique established in 2011 that specializes in M&A and corporate advice.  Previously, for over 17 years, Ms. Del Favero held progressively senior roles in both the London and New York offices of the Investment Banking Division of Credit Suisse. This included approximately seven years as a Managing Director and member of the Energy Group and M&A Group of Credit Suisse in London. Ms. Del Favero also served on the European Investment Banking Committee of Credit Suisse. Prior to joining Credit Suisse, Ms. Del Favero was a Senior Analyst at Analitica based in Milan, Italy, a start-up specializing in equity research on Italian publicly-listed companies. Ms. Del Favero holds a Masters of Arts in Economics and Business Administration from Bocconi University in Milan, Italy, with a focus on corporate finance and commercial law and a dissertation on international taxation.

Brenda Eprile is a director and Chair of the Audit Committee of Westport Fuel Systems Inc., a TSX and NASDAQ-listed company that invents, engineers, builds and supplies clean alternative fuel systems and components. Ms. Eprile has been a director of Westport since 2013, and previously served as Chair of the Board from February 2017 to April 2020, where she oversaw a major transformation of Westport’s business, and as Chair of the HRC committee.  Ms. Eprile is also a director and Chair of the Governance Committee of TSX-listed Olympia Financial Group, and a director of its subsidiary Olympia Trust Company, a western Canadian trust company.  From 2016 to 2018, Ms. Eprile also served as a director TSX-listed alternative mortgage lender Home Capital Group Ltd., where she became Chair of the Board in 2017 and was part of leading Home Capital’s efforts in responding to a severe liquidity and regulatory crisis and in obtaining the support of Berkshire Hathaway Inc. as a major strategic investor.  From 2000 to 2012, Ms. Eprile was a Senior Partner at PricewaterhouseCoopers and led its Canadian Risk Advisory Services practice. From 1998 to 2000, Ms. Eprile led the Canadian Regulatory Risk practice at Deloitte LLP. From 1985 to 1997, Ms. Eprile had a distinguished career as a securities regulator in Canada, holding the positions of both Executive Director and Chief Accountant at the Ontario Securities Commission.  Ms. Eprile is a Fellow Chartered Professional Accountant and holds the ICD.D designation. Ms. Eprile also holds an MBA from the Schulich School of Business at York University.

Michael Forsayeth is an experienced business leader having held Chief Executive Officer, Chief Financial Officer and other senior executive positions in several large public and private real estate, hospitality, foodservice and other businesses over his career.  Most recently, Mr. Forsayeth was Chief Executive Officer and a director of TSX and NYSE-listed Granite Real Estate Investment Trust, a large Canadian-based REIT with industrial, warehouse and logistics properties in North America and Europe. Prior to being appointed as Granite’s CEO, Mr. Forsayeth served as Granite’s Chief Financial Officer from 2011 to 2015.  From 2007 to 2011, Mr. Forsayeth was Chief Financial Officer of Intrawest ULC, a significant developer and manager of resort properties in North America and Europe, following its $3 billion privatization by a private equity group.  From 1999 to 2007, Mr. Forsayeth was the Chief Financial Officer of Cara Operations Limited (now Recipe Unlimited), a leading Canadian foodservice business, where Mr. Forsayeth played a key leadership role in Cara Operation’s successful going-private transaction.  Previously, Mr. Forsayeth held senior executive positions with TSX and NYSE-listed Laidlaw Inc., and TSX-listed Derlan Industries Limited.  Mr. Forsayeth is a CPA and CA and spent nine years with Coopers & Lybrand (now PricewaterhouseCoopers) in various areas including the audit practice and a secondment in its London, England office.  Mr. Forsayeth holds a Bachelor of Commerce (Honours) from Queen’s University.

Chris Jarratt has been the Vice Chair and a director of Algonquin for more than ten years.  Mr. Jarratt has over 30 years of experience in the independent electric power and utility sectors.  Mr. Jarratt is a founder and principal of Algonquin Power Corporation Inc., a private independent power developer formed in 1988 which is a predecessor organization to Algonquin.  Prior to 1988, Mr. Jarratt was a founder and principal of a consulting firm specializing in renewable energy project development and environmental approvals.  Mr. Jarratt earned an Honours Bachelor of Science degree from the University of Guelph specializing in water resources engineering and holds an Ontario Professional Engineering designation. Additionally, Mr. Jarratt holds a Chartered Director certification from the Directors College (McMaster University). Mr. Jarratt has been a director of Atlantica since 2018.

Santiago Seage is the Chief Executive Officer of Atlantica. Mr. Seage has extensive experience leading and developing sustainable infrastructure and renewable energy businesses and assets. Mr. Seage was first named as CEO of Atlantica upon its establishment in December 2013.  Between May and November 2015, Mr. Seage resigned as CEO of Atlantica to serve as CEO of Abengoa S.A.  During this period, Mr. Seage also served as Chairman of the Board of Atlantica.  Prior to joining Atlantica as its CEO, Mr. Seage served as the CEO of Abengoa Solar from 2006.  Before joining Abengoa, Mr. Seage was a partner with McKinsey & Company. Mr. Seage has acted as a director of a number of publicly-traded and private companies. Mr. Seage holds a degree in Business Management from ICADE University in Madrid.

Michael Woollcombe has been a Partner of Voorheis & Co. LLP and Executive Vice-President of VC & Co. Incorporated for more than 20 years.  Since 2011, Mr. Woollcombe has also been President of VWK Capital Management Inc., the investment manager for VWK Partners Fund LP, a long-short investment fund. Mr. Woollcombe is one of the leading special situations advisors in Canada and has been centrally involved in directing numerous high-profile shareholder disputes, proxy contests, M&A transactions, special committee mandates, internal and independent corporate investigations and complex restructurings. Mr. Woollcombe regularly serves as a trusted strategic advisor to institutional and other significant shareholders, boards of directors and chief executive officers to address their most important opportunities and crisis situations. Mr. Woollcombe has acted as a director and as member of special board committees of a number of publicly-traded companies.  Previously, Mr. Woollcombe practiced corporate and securities law at a major law firm in Toronto, Canada. Since early 2019, Mr. Woollcombe has served as an advisor to Algonquin and its board of directors regarding Atlantica. Mr. Woollcombe holds a Bachelor of Commerce (Honours) from Queen’s University and an LLB from the University of Western Ontario.

About Atlantica

Atlantica Yield plc is a sustainable infrastructure company that owns a diversified portfolio of contracted renewable energy, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlanticayield.com).

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Investors should read the section entitled “Item 3D. Key Information—Risk Factors” and the description of our segments and business sectors in the section entitled “Item 4B. Information on the Company—Business Overview”, each in our annual report for the fiscal year ended December 31, 2019 filed on Form 20-F, for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to our AGM results; and various other statements, including those factors discussed under “Item 1.A—“Risk Factors” in our Quarterly Report for the three-month period ended March 31, 2020 furnished on Form 6-K on the date hereof and “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report for the fiscal year ended December 31, 2019 filed on Form 20-F.

Chief Financial Officer Francisco Martinez-Davis E ir@atlanticayield.com	Investor Relations & Communication Leire Perez E ir@atlanticayield.com T +44 20 3499 0465